Exhibit A

Ceragon Awarded $3.4 Million Two-Year Managed Services Contract with

Major Mobile Operator in Mexico

Two-year multivendor SLA agreement reinforces Ceragon’s trusted role supporting a leading multinational operator group across Latin America

Rosh Ha'ain, Israel, July 15, 2026 – Ceragon Networks Ltd. (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced it has been awarded a two-year, $3.4 million dollar managed services contract with a major mobile operator in Mexico. The contract covers SLA-based support for a large multivendor network environment comprising approximately 2,290 links.

The award follows Ceragon’s previously announced $2.7 million, two-year managed services contract with a major mobile operator in Colombia, which includes remote technical support, on-site assistance, spare management, and use of Ceragon’s Network Digital Twin for predictive and preventive maintenance. Together, these engagements demonstrate continued trust in Ceragon’s managed services capabilities across Latin America and reinforce the company’s position as a long-term partner for major multinational operator groups.

Under the new contract, Ceragon will provide 24/7/365 technical support, corrective maintenance, emergency response, remote and on-site assistance, spare parts’ stock management, logistics, repair coordination, and local refurbishment services in Mexico. The scope also includes monthly reporting on availability, progress, brand type, and ticket type.

This engagement is designed to centralize and simplify operations by consolidating multiple service arrangements into a single contract, improving process efficiency, response times, inventory visibility, and repair cycles. Ceragon will also support coordinated management between operations and implementation teams, helping the operator maintain service quality while optimizing operating costs.

“This award is another strong indication of the confidence leading operators place in Ceragon to support complex, multivendor networks at scale,” said Doron Arazi, CEO of Ceragon. “Following our previous managed services win in Colombia, this contract further highlights the trust and continuity we are building with a major multinational operator group in Latin America. Our teams remain focused on helping customers simplify operations, improve resilience, and deliver reliable connectivity to their subscribers.”

The engagement strengthens Ceragon’s managed services footprint in Latin America and reflects growing demand for operational models that combine technical expertise, rapid response, spare management, and cost-efficient support for mission-critical network infrastructure.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to the war situation in Israel and the escalation of hostilities in the Middle East; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; risks relating to the conversion of bookings into revenues, that may be adversely affected by changes in customer requirements, evolving needs, or deployment timelines, order cancellations or modifications, or macroeconomic conditions; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as published on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink

FNK IR

1+646-809-4048

Joey Delahoussaye

FNK IR

1+312-809-1087

crnt@fnkir.com